Exhibit 1.02

Nam Tai Property Inc.

Conflict Mineral Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 (the “Rule”) and Form SD thereunder. The Rule imposes certain reporting obligations on SEC registrants, such as our company, whose manufactured products contain or utilize conflict minerals that are necessary to the functionality or production of our products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). For the purposes of this report, we limited our assessment to tin, tantalum, tungsten and gold. In accordance with the instructions to Form SD, this 2013 report has not been audited by an independent private sector auditor.

Company Overview

We are a real property development and management company located in Shenzhen, China. Prior to the cessation of our engineering manufacturing services (“EMS”) in April 2014, we produced flexible printed circuits (“FPCs”) and liquid crystal display modules (“LCMs”) for our customers that is an essential component for tablet computers, smartphones and certain automobile applications.

In 2013, as a result of the high level of competition and weak consumer market, production orders placed by our major customers were significantly lower than the original forecast. Due to the lack of new orders, we were forced to discontinue our production of FPCs and LCMs that are used in tablet computers at our Wuxi manufacturing facilities in March and June of 2013, respectively, and we substantially completed all of our production of high-resolution LCMs that are used in smartphones at our Shenzhen manufacturing facilities by December 31, 2013. At the end of April 2014, we formally ceased all of our EMS businesses after completing the final order of LCMs that are used in certain automobile applications. As of May 2014, we no longer conduct any EMS business and we are principally focused on developing two parcels of land in Gushu and Guangming, Shenzhen, into high-end commercial complexes. Nevertheless, we conducted the following reasonable country of origin inquiry with respect to our discontinued line of business.

Reasonable Country of Origin Inquiry

The production portion of our EMS business were principally dictated by our customers, who provided us with parts and components from their designated suppliers. In 2013, sales to our single largest customer accounted for approximately 92.5% of our net sales. For further details regarding our customer concentration and deteriorating business environment, please see our 2013 annual report on Form 20-F and current reports filed from time to time on Form 6-K.

Since our customers provided us with parts and components from their designated suppliers, we determined the reasonable approach would be to solicit survey responses from our major customers and request them to, in turn, solicit survey responses from the designated suppliers. Our largest customer informed us that it is not subject to the SEC conflict minerals disclosure requirement rules. Nonetheless, as a part of the electronic component supply chain, it promotes the guidelines of Organisation for Economic Co-operation and Development (OECD) and Japan Electronics and Information Technology Industries Association (JEITA) with respect to conflict minerals. As a part of its operation, our largest customer also generally requires the designated suppliers to fill out the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Templates, which, in turn, requests smelter names from each supplier or identify that the raw materials came from recycled or scrap sources. Based on the survey results obtained, we understand our largest customer has received completed conflict minerals reporting template from all of the designated suppliers of products that contain tantalum and tin and identified all of the smelters for tantalum and gold. However, we are not able to confirm all of the smelters and suppliers have been validated as compliant in accordance with the Conflict-Free Smelter (CFS) Program. As of the date of this report, we also have not received responses to our due diligence inquiries from other customers and suppliers, other than those from our largest customer.

Given the fact that (i) not all smelters identified were on the CFS list and certain supplier responses were uncertain or unknown relative to the question of sourcing of raw materials, and (ii) our due diligence inquiry is incomplete, we were unable to conclusively determine (x) all parts and components in our supply chain came from recycled or scrap sources or otherwise do not contain conflict minerals sourced from a Covered Country, and (y) none of our suppliers utilized conflict minerals sourced from a Covered Country in their manufacturing processes. As a result, we conclude the products we manufactured in 2013 contain or utilize minerals that are DRC conflict undeterminable.

Product Descriptions

FPCs and LCMs utilized in tablet computers, smartphones and certain automobile applications.